K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

February 20, 2015

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Ashley Vroman-Lee

Re: John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

On behalf of the Trust, we submit this letter in response to comments received by telephone on January 30, 2015, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 149 under the Securities Act of 1933, as amended, and Amendment No. 151 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on December 19, 2014, accession no. 0001133228-14-004893 (the “Amendment”). The Amendment relates to the registration of Class C, Class R2, Class R4, and Class R6 shares of Global Equity Fund (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

I.	General Comment

Comment 1 — The staff notes that material information is missing from the Amendment. Please include all missing information in the definitive filing.

Response to Comment 1 — The Trust will include all missing information in a definitive form of prospectus.

II.	Prospectus Comments

Comment 2 — In “Fund summary — Past performance,” please disclose information about the Fund’s investment performance through December 31, 2014.

Response to Comment 2 — The Trust has made the requested change.

Comment 3 — In “Fund summary — Portfolio management,” please disclose that the listed portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Response to Comment 3 — The Trust believes that the fact that the Fund’s listed portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio is appropriately disclosed under “Who’s who — Subadvisor.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 4 — The staff notes that the disclosure in “Fund summary—Principal investment strategies,” relating to Item 4 of Form N-1A, appears to be the same as the disclosure in “Fund details—Principal

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investment strategies,” relating to Item 9 of Form N-1A. Consistent with the SEC staff’s IM Guidance Update No. 2014-08 (June 2014), please revise the “Fund summary” disclosure to concisely summarize the disclosure in “Fund details” rather than simply repeating the same disclosure.

Response to Comment 4 —The Trust respectfully notes that the disclosure under “Fund details” includes a discussion of investment in short-term securities to meet redemption requests, make other anticipated cash payments, and for temporary defensive purposes, which discussion is not included in the “Fund summary.” We also note that the risk disclosure under “Fund details” is more detailed than the corresponding disclosure in the “Fund summary.” Although the Trust believes that the disclosure in the prospectus is consistent with the SEC staff guidance referenced above, the Trust will consider modifying the “Fund summary” to further summarize the Fund’s principal investment strategies in the next routine annual update of the Fund’s prospectuses.

Comment 5 — In accordance with Item 1(b)(4) of Form N-1A, please revise the Fund’s Investment Company Act file number to appear in a type size smaller than that generally used in the prospectus.

Response to Comment 5 — The Trust has made the requested change.

III.	Statement of Additional Information (the “SAI”)

Comment 6 — In “Investment Restrictions,” the Fund’s investment in master demand notes is exempt from a non-fundamental restriction that limits the Fund’s investment in illiquid securities to 15% of the value of the Fund’s net assets. Please explain supplementally why master demand notes are exempt from this restriction.

Response to Comment 6 — Master demand notes represent direct lending arrangements between an investor and the issuer of the notes. Although such instruments are not normally traded, because a holder of a master demand note may demand payment from the issuer at any time, they are considered liquid securities.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

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The Trust, on behalf of the Fund, intends to file a definitive form of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 261-3240 or Thomas Dee, Assistant Secretary of the Trust, at (617) 663-4311.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc: Thomas Dee